Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S.A. (the “Company”) are invited to the Ordinary and Extraordinary Shareholders’ Meeting of the Company (the “Meeting”) to be held on April 27, 2021, at 11:00 a.m. (first call). The Meeting will be held remotely, via the use of certain videoconferencing systems and technology provided by “Microsoft Teams,” in accordance with the provisions of General Resolution No. 830 of the Argentine Securities Exchange Commission (“RG No. 830/2020”). In the event that, as of the date of the Meeting, there are no prohibitions, limitations or other restrictions on the free movement of people in general or other mandatory isolation or distancing measures then currently in effect, the Meeting will be held in person, at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office). In either case, the Meeting will be held with the following AGENDA, as applicable:

1° Authorization and approval of the holding of the Meeting via use of certain videoconference systems and technology and of the appointment of two shareholders to sign the minutes of the Meeting.

2º Examination of the business and affairs of the Company’s controlled subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), as well as certain other items and actions to be adopted by the Company with respect to matters to be resolved at Banco Galicia’s next shareholders´ meeting.

3° Examination of the financial statements, income statement and other relevant documents of the Company, in accordance with Section 234, subsection 1, of the Argentine General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the twenty second (22nd) fiscal year that ended on December 31, 2020.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

4º Consideration of the treatment to be given to the fiscal year’s results, and authorization and approval of (i) the accounting for certain negative results generated by the application of applicable accounting inflation adjustment methods; and (ii) a cash dividend distribution in the amount, after accounting for adjustment for inflation and pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, of Ps.1,500,000,000 (to be made through the partial reduction of the Discretionary Reserve for future Dividend Distributions).

5º Approval of the performance of each of the Board of Directors of the Company (the “Board”) and the Supervisory Syndics Committee.

6º Approval of the Supervisory Syndics Committee’s compensation.

7° Approval of the Board’s compensation for the 2020 fiscal year in the amount of Ps.185,437,619.75 (which, despite recording a profit of Ps. 25,328,777,439.20, results in a computable loss to the Company due to applicable inflation adjustment regulations), in accordance with the provisions of Article 5 of the Chapter III, Section I, of the rules and regulations of the Argentine Securities Exchange Commission, and Article 261, paragraph 4, of the Argentine General Companies Law.

8° Authorization of the Board to approve advance payments of directors fees for the fiscal year that started on January 1, 2021, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to such fiscal year.

9º Election of three syndics and three alternate syndics, each for a one-year term of office.

10° Approval of the number of directors and alternate directors to serve on behalf of the Company and the composition of such directors and alternate directors as determined at the Meeting.

11° Approval of the compensation of the independent accountant certifying the financial statements of the Company for the 2020 fiscal year.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

12º Approval of the appointment of the independent accountant and alternate accountant to certify the financial statements of the Company for the 2021 fiscal year.

13° Approval of the amendment of articles 20 and 23 of the Company’s bylaws.

14° Approval of the Company’s bylaws, as amended.

Pursuant to current regulations in force, it is hereby noted that, during the 2020 fiscal year, none of the circumstances provided for in Section 71 of Law 26,831 (Ley de Mercado de Capitales) have been implicated in respect of the Company.

Notes:

1) The shareholders of the Company are hereby notified that, in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 21, 2021 (between 10:00 a.m. and 4:00 p.m.), by email using the following email address: asambleas@gfgsa.com, so that the shares can be appropriately registered in the Meeting’s attendance record book.

2) The shareholders of the Company are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II, of its rules and regulations comprised on (N.T.2013).

3) In accordance with the provisions of RG No. 830/2020, the Meeting is anticipated to be held remotely as a result of the prohibitions, limitations and restrictions on the free movement of people in general and other mandatory isolation or distancing measures currently in effect, which were imposed as a consequence of the sanitation-related state of emergency declared pursuant to the Argentine Decree of Necessity and Urgency (inclusive of DNU N ° 260/2020, 297/2020, 520/2020 and such other complementary and modifying standards and regulations of the Argentine National Executive Office).

For voting purposes, each shareholder of the Company or their applicable representative will be asked to identify themselves and cast their vote by voice in accordance with certain applicable instructions that will be shared with the shareholders of the Company prior to the Meeting. A technical manual for the use of the Microsoft Teams platform will also be sent to those shareholders who have properly registered for the Meeting in accordance with applicable rules and regulations.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Unless otherwise indicated, the email address utilized by the shareholders of the Company to communicate each such shareholder’s attendance at the Meeting will be used by the Company to provide such shareholders with the videoconference link for access to the Meeting.

If, as of the date of the Meeting, there are no rules, regulations or other measures then currently in effect prohibiting, limiting or otherwise restricting the free movement of people in general or otherwise requiring mandatory isolation or distancing measures, the Meeting will be held in person, at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office).

This notice will be provided by the Company in a timely manner through the publication of the appropriate information, as applicable, in such places where the shares of the Company are appropriately listed.

4) With respect to the consideration of items 13 and 14 of the Agenda, the Meeting shall be treated as extraordinary for such purposes.

A. Enrique Pedemonte
Attorney in law
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including with respect to matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com